82-2306

02 FEB -5 AM 8:38

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1743
Fax: (604) 643-1789


02002902

November 28, 2001 **Symbol: CDNX:GCS**

NEWS RELEASE

Consolidated Global Cable Systems, Inc. (the"Company") has agreed to a non-brokered private placement of 322,580 units of the Company at $0.31 per unit, with each unit to consist of one share and one share purchase warrant exercisable to purchase an additional share of the Company at $0.41 per share for a two year period. Proceeds of this private placement will be used for general working capital.

This private placement is subject to acceptance for filing by the Canadian Venture Exchange.

On behalf of the Board of Directors of
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

"STUART W. ROGERS"

Stuart W. Rogers
Director

SUPPL

The contents of this news release have neither been approved nor disapproved by the Canadian Venture Exchange

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